Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantees to Jiangxi Airlines Company Limited by Xiamen Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

21 March 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2018-014

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED IN RELATION TO

THE PROVISION OF GUARANTEES TO

JIANGXI AIRLINES COMPANY LIMITED BY

XIAMEN AIRLINES COMPANY LIMITED

The board of directors of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

•	Guarantor: Xiamen Airlines Company Limited (hereinafter referred to as “Xiamen Airlines”)

•	Guarantee: Jiangxi Airlines Company Limited (hereinafter referred to as “Jiangxi Airlines”)

•	Amount of this guarantee and balance of amount of guarantee already provided: the guarantee of joint liability to be provided by Xiamen Airlines in respect of all obligations under the aircraft lease agreement entered into between Jiangxi Airlines and Jianxin Company will be with the maximum total guarantee amount of not more than USD120 million (equivalent to approximately RMB760 million). The amount of guarantees already provided by Xiamen Airlines to Jiangxi Airlines is RMB0;

•	There is counter-guarantee;

•	As at the date of this announcement, the amount in respect of the joint liability guarantees for training costs of self-sponsored trainee pilots performed by China Southern Airlines Company Limited (hereinafter referred to as “the Company”, “Company”) and Xiamen Airlines, a subsidiary of the Company, is approximately RMB19.1974 million and RMB1.377 million, respectively (unaudited).

I. SUMMARY OF THE GUARANTEE

(I) Basic information of the guarantee

According to the approval and mandate of the Board and the general meeting of the Company, on 21 March 2018, Xiamen Airlines entered into two guarantee agreements with Jianxin Lu No.7 Leasing (Xiamen) Co., Ltd. (hereinafter referred to as “Jianxin Company”), for the purpose of providing guarantee for the lease agreement (hereinafter referred to as the “Aircraft Lease Agreement”) entered into between Jiangxi Airlines and Jianxin Company regarding two B737-800 aircraft (Aircraft Registration Nos. B-1326, B-1327). During the effective period of the aforementioned guarantee agreement, guarantee of joint liability will be provided by Xiamen Airlines, each guarantee agreement within the maximum outstanding balance of USD60 million, in respect of all obligations under the Aircraft Lease Agreement entered into between Jiangxi Airlines and Jianxin Company. The maximum total guarantee amount should not exceed USD120 million (equivalent to approximately RMB760 million).

(II) Decision-making procedures

On 5 May 2017, the Board resolved to approve the following resolution unanimously by means of written resolution: it is approved to authorize Xiamen Airlines to provide loan guarantees for Hebei Airlines and Jiangxi Airlines with an aggregate balance up to RMB4.5 billion and RMB1.2 billion (or equivalent foreign currency) respectively within the period from 1 July 2017 to 30 June 2018. For further details, please refer to the Announcement on Submission to the General Meeting for Authorization to Xiamen Airlines to Provide Guarantees to Hebei Airlines Company Limited and Jiangxi Airlines Company Limited dated 6 May 2017, which was published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange.

On 30 June 2017, the general meeting of the Company approved through a resolution at the general meeting to authorize Xiamen Airlines to provide loan guarantees to Hebei Airlines and Jiangxi Airlines with an aggregate balance up to RMB4.5 billion and RMB1.2 billion (or equivalent foreign currency) respectively within the period from 1 July 2017 to 30 June 2018. For further details, please refer to the Announcement of the Resolutions of Annual General Meeting of China Southern Airlines for the year 2016 dated 1 July 2017, which was published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange.

II. INFORMATION ON THE GUARANTEED PARTY

(I) Overview of the Guaranteed Party

Name of guaranteed party: Jiangxi Airlines Company Limited

Place of registration: Changbei International Airport, Xinjian District, Nanchang, Jiangxi Province

Legal representative: Huang Huo Zao

Registered capital: RMB2 billion

Business scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; maintenance of aircraft/airframes, power units, aircraft components other than the entire engine/propeller, aircraft/engine non-destructive testing, aviation material supply chain management, self-operation and as agent for import and export of various commodities and technologies (except for the import and export of commodities and technologies to be carried out by companies being prohibited or restricted by the state); other retail businesses not listed (excluding those subject to permit and approval); all types of domestic advertising design, production, distribution, and agency. (Projects that are subject to approval according to the laws may only be carried out after approval by the relevant department)

Material contingencies affecting solvency of the guaranteed party: None

As at the date of this announcement, the guaranteed party was rated A for the credit rating by Bank of China.

Shareholding structure: Jiangxi Airlines is owned as to 60% by Xiamen Airlines and 40% by Jiangxi Airlines Investment Co., Ltd. (“Jiangxi Investment”), respectively.

Financial information for the latest one year and one period :

Unit: RMB million

Item	As at 31 December 2016	As at 30 September 2017 (unaudited)
Total assets	1,492.19	2,053.77
Total liabilities	167.63	197.62
Total bank loans	0	0
Total current liabilities	137.63	157.62
Net assets	1,324.56	1,856.15

	January-December 2016	January-September 2017 (unaudited)
Revenue	309.18	444.06
Net profit	-95.44	-48.41

(II)    Relationship of the Guaranteed Party with the Guarantor and the Company

Xiamen Airlines, a subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Jiangxi Airlines is a subsidiary of Xiamen Airlines, which owns 60% shareholdings of Jiangxi Airlines.

III. THE MAIN CONTENTS OF GUARANTEE AGREEMENT

1. Scope of Guarantee

According to the two guarantee agreements entered into between Xiamen Airlines and Jianxin Company, Xiamen Airlines agreed to provide respective guarantee of joint liability in respect of all obligations under the lease agreement regarding two aircraft entered into between Jiangxi Airlines and Jianxin Company. The maximum total guarantee amount should not exceed USD120 million.

2. Term of Guarantee

The term of guarantee shall start from the effective date of the guarantee agreement till six (6) months after the end of leasing period.

3. Amount of Guarantee

The maximum outstanding balance of each guarantee agreement should be USD60 million (or its equivalent in another currency converted at the applicable exchange rate), and subject to the adjustments according to obligation performance situation by guaranteed person under the Aircraft Lease Agreement.

4. Specific Contents of Counter-Guarantee

Name of counter-guarantor: Jiangxi Investment

Name of guarantor: Xiamen Airlines

(i) Scope of counter-guarantee: The principal of the principal debt, interest, compound interest, penalty interest, liquidated damages, etc. paid by Xiamen Airlines on behalf of Jiangxi Airlines; the interest on the fees paid by Xiamen Airlines on behalf of Jiangxi Airlines together with the liquidated damages that should be payable by Jiangxi Airlines; the relevant costs incurred by Xiamen Airlines for realization of claims against Jiangxi Airlines and demand against Jiangxi Investment for assumption of its guaranteed liability.

(ii) Amount of counter-guarantee: The maximum guaranteed principal amount should not exceed RMB800 million.

(iii) Term of counter-guarantee: The term of guarantee shall be two years commencing from the day after Xiamen Airlines assumes the guaranteed liability on behalf of Jiangxi Airlines and shall be counted separately for each aircraft;

(iv) Independence of counter-guarantee: This counter-guarantee agreement will not be invalidated due to the invalidity of other agreements.

IV. OPINIONS OF THE BOARD

The Board is of the opinion that (i) the guarantees are within the scope of the approval and mandate of the general meeting of the Company and the relevant decision-making procedures are in compliance with the laws and regulations; and (ii) the guarantees provided by Xiamen Airlines for the aircraft finance lease of Jiangxi Airlines take full consideration of the needs in production, operation and development of Jiangxi Airlines, are conducive for Jiangxi Airlines to broaden its financing channels, reduce financing costs, and hence are in line with the overall development needs of the Company and Xiamen Airlines.

V. ACCUMULATED AMOUNT OF EXTERNAL GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB354.4239 million, representing approximately 0.82% of the Company’s audited net assets for the latest period. The total guarantee amount provided by the Company and Xiamen Airlines for the wholly-owned subsidiaries and subsidiaries of the Company was RMB10.157 billion, representing approximately 23.52% of the Company’s audited net assets for the latest period. The amount in respect of the joint liability loan guarantees for training costs of self-sponsored trainee pilots performed by the Company and Xiamen Airlines is approximately RMB20.5744 million (unaudited).

VI. DOCUMENTS AVAILABLE FOR INSPECTION

1.	Guarantee Agreements

2.	Copy of the Business Licence of the Guaranteed

3.	Resolutions of Annual General Meeting of the Company for the year 2016

4.	Audit Report of Jiangxi Airlines for the year 2016 and Financial Statements of Jiangxi Airlines for January to September 2017 (unaudited)

Board of Directors of

China Southern Airlines Company Limited

21 March 2018